Exhibit 99.1

TD BANK GROUP ANNOUNCES RESOLUTION OF AML INVESTIGATIONS

Acknowledges and takes full responsibility for U.S. AML program failures

Significant effort underway to remediate U.S. AML program to meet obligations

Working in close cooperation with regulators and authorities; supporting efforts to bring money launderers to justice

Strong U.S. business will drive AML program remediation, strengthen operations, and serve customers and communities

TORONTO and NEW YORK, October 10, 2024 /CNW/ - TD Bank Group (“TD” or the “Bank”) (TSX: TD) (NYSE: TD) today announced that, following several years of active cooperation and engagement with authorities and regulators, it has reached a resolution of previously disclosed investigations related to its U.S. Bank Secrecy Act (BSA) and Anti-Money Laundering (AML) compliance programs.

The Bank and certain of its U.S. subsidiaries have consented to orders with the Office of the Comptroller of the Currency (OCC), the Federal Reserve Board, and the Financial Crimes Enforcement Network (FinCEN) and entered into plea agreements with the Department of Justice, Criminal Division, Money Laundering and Asset Recovery Section and the United States Attorney’s Office for the District of New Jersey.

Details of the resolution include:

•	A total payment of approximately US$3.09 billion, largely covered by previous provisions of US$3.05 billion.

•	Requirements to remediate the Bank’s U.S. AML program, broadly aligned to its existing remediation program, which is progressing steadily under the direction of its new U.S. AML leadership team.

•	Requirement to prioritize the funding and staffing of the remediation, which is already in place.

•	Formal oversight of the AML remediation through a Monitorship.

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The total assets of TD’s two U.S. banking subsidiaries (TD Bank, NA and TD Bank USA, NA) (“US Bank”) cannot exceed US$434 billion (total assets as at September 30, 2024); the limitation does not apply to TD Securities, or any of the Bank’s Canadian or other global businesses.

•	The U.S. Bank is subject to more stringent approval processes for new bank products, services, markets, and stores to ensure the AML risk of new initiatives is appropriately considered and mitigated.

Plans are in place to address the requirements and limitations contained in the consent orders, including adjustments to the Bank’s U.S. balance sheet. These actions will provide the asset capacity required to serve and support U.S. customers’ financial needs without interruption, now and into the future.

TD has the financial strength, stability, and operational flexibility to deliver the required U.S. AML remediation program, continue to serve the financial needs of its more than ten million U.S. customers, and invest to strengthen the business.

“We have taken full responsibility for the failures of our U.S. AML program and are making the investments, changes and enhancements required to deliver on our commitments. This is a difficult chapter in our Bank’s history. These failures took place on my watch as CEO and I apologize to all our stakeholders,” said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. “I want to thank our colleagues, who continue to demonstrate their dedication and who play an important role in preventing criminal activity.”

The Bank has actively cooperated in good faith with regulators and the Department of Justice throughout their investigations and continues to assist in the prosecution of the criminals who leveraged its AML program weaknesses, including five of its store-level employees.

“Money laundering is a serious global threat, and our U.S. operation did not maintain an adequate AML program to thwart criminal activity. The Board has and continues to take action to address these failures and hold those responsible accountable. We have appointed new leaders across our U.S. operations, overhauled our U.S. AML team, and prioritized investments to drive the required changes,” said Alan MacGibbon, Chair of the Board, TD Bank Group. “Enhancing our program and meeting our obligations today and into the future is the number one priority of the Board and management.”

U.S. AML PROGRAM REMEDIATION

“Criminals were able to exploit our systems and our U.S. AML program did not deliver. We continue to work with purpose, focus and urgency to remediate our AML program and earn back the trust of our regulators and other stakeholders. We are committed to working productively with the Monitorship to build a sustainable AML program and meet our obligations under the terms of the resolution,” said Leo Salom, President and Chief Executive Officer, TD Bank, America’s Most Convenient Bank. “Our U.S. operation is strong, and we will continue to serve the needs of the 10 million households and businesses in the U.S. who rely on us for their financial goals.”

A significant, multi-year effort is required to implement a strong, effective, and sustainable AML program. Work is underway, and progress to date includes:

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Overhauled AML program leadership and talent, including the appointment of new U.S. Head of Financial Crime Risk Management and BSA/AML Officer, with proven leadership and experience. Added 40 new leaders and over 700 new AML specialists with experience and qualifications in money laundering prevention, financial crimes, and AML remediation.

•

Strengthened oversight structure and accountability across all three lines of defense, starting at the front lines and carrying through to risk management and audit teams. Established a dedicated committee at the U.S. boards for AML / BSA oversight.

•	Introduced new standards, processes, and stronger bank-wide training to better prevent, detect and measure financial crime risk, and improve escalation and decision-making.

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Deployed new data-driven technology solutions with stronger detection and data management, analytics, and modelling capabilities; additional work underway to build long-term sustainable risk mitigation.

The Bank is committed to the critical work effort ahead and has mobilized the required resources to deliver its long-term U.S. AML remediation program.

More information about the resolution and TD’s remediation program is available on the Investor Relations page of TD’s website.

Conference call

TD Bank Group will host a conference call on October 10, 2024 at 2:30 p.m. ET. The call will be audio webcast live through TD’s website. Call details are as follows:

Audio webcast:           https://td.streamme.ca/tdconferencecall101024

Toll-free dial-in number (Canada/US)  1-800-806-5484

Local dial-in number:         416-340-2217

Participant passcode:          6048921#

The audio webcast will be archived at www.td.com/investor. A replay of the teleconference will be available on October 10, 2024, until 11:59 p.m. ET on November 10, 2024 by calling 905-694-9451 or 1-800-408-3053 (toll free) and the passcode is 9939131#

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 17 million active online and mobile customers. TD had $1.97 trillion in assets on July 31, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Information

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s 2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the consent orders relating to its global resolution of the civil and criminal investigations into the Bank’s BSA/AML program; the impact of the resolution of the Bank’s civil and criminal investigations into the Bank’s BSA/AML program on the Bank’s businesses, operations and financial condition; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate change); exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” or “Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com, and to the Material Change Report dated October 10, 2024, which is available on SEDAR+. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.

For further information contact:

TD Investors:

Brooke Hales

Vice President, Investor Relations, TD Bank Group

416-307-8647

Brooke.hales@td.com

Media:

Elizabeth Goldenshtein

Senior Manager, Corporate Communications, TD Bank Group

416-994-4124

Elizabeth.goldenshtein@td.com